UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

KINDER HOLDING CORP.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

494526 10 6
(CUSIP Number)

Fay M. Matsukage
8480 E. Orchard Road, Suite 2000, Greenwood Village, CO 80111
(720) 306-1001
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494526 10 6	Page 2 of 7

SCHEDULE 13D
1	NAME OF REPORTING PERSONS Intiva USA Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,405,501
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,405,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,405,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON* CO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	2 OF 7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 494526 10 6	Page 3 of 7

SCHEDULE 13D
1	NAME OF REPORTING PERSONS Jeffrey Friedland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,450,458
	8	SHARED VOTING POWER 53,868,349
	9	SOLE DISPOSITIVE POWER 4,450,458
	10	SHARED DISPOSITIVE POWER 53,868,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,318,807
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%
14	TYPE OF REPORTING PERSON* IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	3 OF 7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 494526 10 6	Page 4 of 7

SCHEDULE 13D
1	NAME OF REPORTING PERSONS Richard S. Greenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,780,183
	8	SHARED VOTING POWER 53,405,501
	9	SOLE DISPOSITIVE POWER 1,780,183
	10	SHARED DISPOSITIVE POWER 53,405,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,185,684
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON* IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	4 OF 7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 494526 10 6	Page 5 of 7

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.0001 par value (“Common Stock”), of Kinder Holding Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 3773 Cherry Creek N. Drive, Suite 575, Denver, CO 80209.

Item 2.	Identity and Background.

Intiva USA Inc.:

(a)	Name: Intiva USA Inc.

(b)	Present principal occupations: N/A

(c)	Address of principal office: 3773 Cherry Creek N. Drive, Suite 575, Denver, Colorado 80209

(d)	Conviction in a criminal proceeding: no

(e)	Violations of federal or state securities laws: no

(f)	Citizenship: Delaware, USA

Jeffrey Friedland:

(a)	Name: Jeffrey Friedland

(b)	Present principal occupations: Chairman and CEO of Intiva Inc.

(c)	Address of principal office: 3773 Cherry Creek N. Drive, Suite 575, Denver, Colorado 80209

(d)	Conviction in a criminal proceeding: no

(e)	Violations of federal or state securities laws: no

(f)	Citizenship: USA

Richard S. Greenberg:

(a)	Name: Richard S. Greenberg

(b)	Present principal occupations: Executive Vice President and Director of Intiva Inc.

(c)	Address of principal office: 3773 Cherry Creek N. Drive, Suite 575, Denver, Colorado 80209

(d)	Conviction in a criminal proceeding: no

(e)	Violations of federal or state securities laws: no

(f)	Citizenship: USA

CUSIP No. 494526 10 6	Page 6 of 7

Item 3.	Source and Amount of Funds or Other Consideration.

Intiva USA Inc. is the wholly-owned subsidiary of Intiva Inc., an Ontario, Canada corporation.  Messrs. Friedland and Greenberg are directors, senior executive officers, and significant shareholders of Intiva Inc. and are therefore deemed to share voting and dispositive control with respect to the shares of Common Stock owned of record by Intiva USA Inc.

On June 26, 2017, Intiva USA Inc. purchased a total of 20,000,000 shares of Common Stock from Ivo Heiden and Securities Compliance Corp. for $188,330, using working capital for such purchase.

On August 8, 2017, the Issuer and Intiva BioPharma Inc., a Colorado corporation (“BioPharma”) entered into a Share Exchange Agreement pursuant to which the Issuer would acquire Intiva BioPharma as a wholly-owned subsidiary by issuing the Issuer’s shares of Common Stock in exchange for all of the issued and outstanding BioPharma shares.

On October 13, 2017, the Issuer and BioPharma entered into an Amended and Restated Share Exchange Agreement and closed the share exchange transaction.  Pursuant to the terms of the Exchange Agreement, Intiva USA Inc. returned the 20,000,000 shares of Common Stock to the Issuer for cancellation and the Issuer issued a total of 94,889,808 shares of Common Stock to the BioPharma shareholders (including the reporting persons) pro rata in accordance with their BioPharma ownership.  The Issuer will issue an additional 160,966,464 shares of Common Stock as soon as it has sufficient authorized but unissued shares of Common Stock to do so.

Item 4.	Purpose of Transaction.

Acquiring a controlling interest in the Issuer, was made for the purpose of obtaining a publicly-traded shell company to engage in a share exchange transaction with Intiva USA’s subsidiary, Intiva BioPharma Inc.  Such share exchange transaction involved the acquisition of additional shares of Common Stock by the shareholders of BioPharma and a change in the officers and directors of the Issuer.  A change in the present capitalization of the Issuer is proposed.

Item 5.	Interest in Securities of the Issuer.

(a)
As of June 26, 2017, Intiva USA Inc. was the record owner of 20,000,000 shares of Common Stock of the Issuer, resulting in the reporting persons as a group having 88.1% of the outstanding Common Stock of the Issuer.

As of October 13, 2017, Intiva USA Inc. was the record owner of 53,405,501 shares of Common Stock (53.4%).  Jeffrey Friedland owned of record 4,450,458 shares of Common Stock (4.5%), of which 2,966,972 shares were subject to forfeiture provisions, which lapse quarterly over a two-year period beginning December 31, 2017, and is deemed to beneficially own 462,848 shares (0.5%) owned of record by Lane 6552 LLC.  Richard S. Greenberg owned of record 1,780,183 shares of Common Stock (1.8%), of which 1,186,789 shares were subject to forfeiture provisions, which lapse quarterly over a two-year period beginning December 31, 2017.

(b)	As of June 26, 2017, Jeffrey Friedland and Richard S. Greenberg shared the power to vote and dispose of 20,000,000 shares of Common Stock of the Issuer.

As of October 13, 2017, Jeffrey Friedland had the sole voting and dispositive power with respect to 4,450,458 shares and shared voting and dispositive power with respect to 53,868,349 shares.  Richard S. Greenberg had the sole voting and dispositive power with respect to 1,780,183 shares and shared voting and dispositive power with respect to 53,405,501 shares.

(c)	During the 60-day period preceding the filing of this Schedule 13D, there were no transactions in the shares of the Issuer’s Common Stock other than as described above in Item 3.

CUSIP No. 494526 10 6	Page 7 of 7

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

(e)	The reporting persons continue to be the beneficial owners of more than five percent of the Issuer’s outstanding Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Amended and Restated Share Exchange Agreement described in Items 3 and 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Amended and Restated Share Exchange Agreement dated October 13, 2017[1]
99.2	Agreement Pursuant to Rule 13d-1(k)(1)(iii) Concerning Joint Schedule 13D Filing[1]

1          Filed as an exhibit with the initial filing of this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2017	INTIVA USA Inc.

	By:	/s/ Jeffrey Friedland
Jeffrey Friedland, CEO

/s/ Jeffrey Friedland
Jeffrey Friedland

/s/ Richard S. Greenberg
Richard S. Greenberg